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                             February 28, 2022

       George Norcross, III
       Principal
       Braca Group
       350 Royal Palm Way, Suite 500
       Palm Beach, FL 33480

                                                        Re: REPUBLIC FIRST
BANCORP INC
                                                            DFAN14A filed
February 17, 2022 by George E. Norcross, III et al.

       Dear Mr. Norcross:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       DFAN14A filed February 17, 2022 by George E. Norcross, III et al.

       General

   1.                                                   Your filing references
Schedule 13Ds you filed, including amendments thereto. Refer to the disclosure under
Item 6 of the Schedule 13D/A (amendment 4) filed on February 16,
                                                        2022. Please revise
that filing to more specifically describe the terms of your agreement with Raymond James.
Your current disclosure does not appear to outline the material terms of your
agreement.
   2. See our last comment above. Refer to Item 7 of the Schedule 13D/A filed on February 16,
                                                        2022. It appears the
agreement with Raymond James should be filed as an exhibit to the
                                                        Schedule 13D, pursuant
to this Item requirement. Please file an amended Schedule 13D including the Raymond
James agreement as an exhibit pursuant to Item 7, or explain why you do not believe the
filing of the exhibit is required pursuant to the terms of the Item.
 George Norcross, III
Braca Group
February 28, 2022
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263.



FirstName LastNameGeorge Norcross, III                       Sincerely,
Comapany NameBraca Group
                                                             Division of
Corporation Finance
February 28, 2022 Page 2                                     Office of Mergers
& Acquisitions
FirstName LastName